SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of February 2014

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On February 17, 2014, DHT Holdings, Inc. (the “Company”) closed its previously announced agreements to acquire a very large crude carrier (a “VLCC”) built in 2006 from Gulf Eyadah Corporation for $47.5 million and to acquire a VLCC built in 2007 from Gulf Sheba Shipping Ltd (together, with Gulf Eyadah Corporation, the “Gulf Companies”) for $50.5 million (the agreements with the Gulf Companies together, the “Ship Purchase Agreements”).  Both VLCCs were delivered on February 17, 2014.

In connection with the acquisition of the VLCCs pursuant to the Ship Purchase Agreements, the Company entered a secured credit agreement on February 10, 2014, totaling $49.0 million, between DNB Bank ASA, as lender, DHT Falcon Limited and DHT Hawk Limited (each a newly formed direct wholly-owned subsidiary of the Company), and the Company, as guarantor.  Borrowings will bear interest at a rate equal to a margin of 325 basis points plus LIBOR and will mature in March 2019.  A copy of the secured credit agreement between DNB Bank ASA, DHT Falcon Limited, DHT Hawk Limited and the Company, dated February 10, 2014, is attached hereto as Exhibit 10.1, and it is incorporated herein by reference.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-192959.

EXHIBIT LIST

Exhibit	Description
10.1	Secured Credit Agreement between DNB Bank ASA, DHT Falcon Limited, DHT Hawk Limited and DHT Holdings, Inc., dated February 10, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: February 20, 2014	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer